77I.            Terms of New or Amended Securities

                On December 31, 2002, a new class, designated "Class S shares," of the Money Market Fund became effective with the Securities and Exchange Commission. Class S shares are sold subject to a maximum 12b-1 fee of up to 1.00% of average daily net assets attributable to Class S shares and are used as a sweep vehicle by broker-dealers. The maximum 12b-1 fee for Class S shares is currently limited to 0.60% of average daily net assets.